Mesa Air Group Shareholders Approve Increase in Authorized Shares of Common Stock and Use of Common Stock for Repurchases of Notes

PHOENIX, Jan. 7/PRNewswire-FirstCall/ -- MESA AIR GROUP, INC. (Nasdaq: MESA) today announced that at a special meeting held on January 6, 2009, its shareholders approved an increase in the number of authorized shares of common stock from 75,000,000 shares to 900,000,000 shares, as well as the issuance of shares of common stock to satisfy Mesa's obligation to repurchase up to all of its outstanding senior convertible notes due 2023 and senior convertible notes due 2024 in the event that noteholders exercise their right to require Mesa to repurchase their notes.

"We are pleased that our shareholders approved the increase in the number of authorized shares of common stock and the use of common stock to satisfy our note repurchase obligations," said Jonathan Ornstein, Mesa Air Group Chairman and Chief Executive Officer. **"**This approval gives us the flexibility to use common stock in lieu of cash to repurchase notes in the event note holders exercise their put rights. We appreciate our shareholders giving us this flexibility while we continue to discuss a number of options with our bondholders," added Ornstein.

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.

Mesa currently operates 152 aircraft with over 800 daily system departures to 120 cities, 40 states, the District of Columbia, Canada and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go!. In June 2006 Mesa launched inter-island Hawaiian service as go! This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 4200 employees and was awarded Regional Airline of the Year by Air Transport World magazine in 1992 and 2005. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

Web site: http://www.mesa-air.com

CONTACT: Brian Gillman, Exec. VP & General Counsel of Mesa Air Group, Inc., +1-602-685-4052, brian.gillman@mesa-air.com